			Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Year Ended December 31
		2014	2013	2012	2011	2010

	Income before income tax expense, equity in income of Unconsolidated Joint Ventures, and gain on dispositions, net of tax (1)	$111,833	$140,312	$114,287	$95,945	$77,928

	Add back:
	Fixed charges	123,223	152,438	152,517	127,128	139,410
	Amortization of previously capitalized interest	3,121	4,438	4,427	4,401	4,411
	Distributed income of Unconsolidated Joint Ventures	62,002	49,389	48,494	46,064	45,412

	Deduct:
	Capitalized interest	(27,255)	(16,385)	(3,594)	(422)	(319)
	Preferred distributions (2)				372	(2,460)

	Earnings available for fixed charges and preferred dividends	$272,924	$330,192	$316,131	$273,488	$264,382

	Fixed charges:
	Interest expense	$90,803	$130,023	$142,616	$122,277	$132,362
	Capitalized interest	27,255	16,385	3,594	422	319
	Interest portion of rent expense	5,165	6,030	6,307	4,801	4,269
	Preferred distributions (2)				(372)	2,460

	Total fixed charges	$123,223	$152,438	$152,517	$127,128	$139,410

	Preferred dividends (3)	23,138	20,933	21,051	14,634	14,634

	Total fixed charges and preferred dividends	$146,361	$173,371	$173,568	$141,762	$154,044

	Ratio of earnings to fixed charges and preferred dividends (1)	1.9	1.9	1.8	1.9	1.7

(1)
In 2014, the Company early adopted Accounting Standards Update (ASU) No. 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity". The operations of the centers sold to Starwood and the gain on disposition are included in continuing operations pursuant to the application of ASU Update 2014-08. In 2014, the gain on dispositions, net of tax, of $1.1 billion, which includes the gain on the sale of seven centers to Starwood and the gain on dispositions of interests in International Plaza, Arizona Mills, and land in Syosset, New York related to the former Oyster Bay project, has been excluded from earnings for purposes of calculating the ratio of earnings to fixed charges and preferred dividends.

In 2011, the Company disposed of The Pier Shops at Caesars and Regency Square. These centers are reported separately as discontinued operations in the Consolidated Financial Statements in 2011. See "Note 2- Acquisitions, Dispositions, and Developments" to the Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(2)	In October 2011, the Company redeemed the Operating Partnership's 8.2% Series F Preferred Equity for $27 million, which represented a $2.2 million discount from the book value.

(3)
In September 2012, the Company redeemed its 8% Series G Preferred Stock and its 7.625% Series H Preferred Stock. As a result of these redemptions, the Company recognized a charge of $6.4 million, which represents the difference between the carrying values and the redemption prices of the Series G & H Preferred Stock. This charge is included in preferred dividends for the year ended December 31, 2012.